June 12, 2025

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds (“Registrant”) Response to Staff’s Comments to Post-Effective Amendment No. 49 Registration Statement on Form N-1A Filed April 4, 2025 (File Nos. 333-205411 and 811-23063)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Ms. Deborah L. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission provided verbal comments on May 20, 2025, regarding Post-Effective Amendment No. 49 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”). The Amendment was filed in connection with the formation and registration of seven new exchange traded fund series of the Trust (each a “Fund” and collectively, the “Funds”).

The following is a summary of the Staff’s comments to the Amendment and the Trust’s responses thereto:

Horizon Dividend Income ETF (the “Dividend Income Fund”)

Comment 1: Please confirm that the Dividend Income Fund’s investments in over-the-counter (“OTC”) options will be included in the calculation of the Fund’s 15% limitation on illiquid investments.

Response 1: The Registrant hereby confirms that the Dividend Income Fund will include investments in OTC options in the calculation of the 15% limitation on illiquid investments.

Comment 2: Please revise the Dividend Income Fund’s principal investment strategy disclosure to emphasize, through typographic formatting such as bolding or underlining, the risk of unlimited loss associated with the Fund’s proposed use of naked options.

Response 2: The Registrant has revised the disclosure under Item 4(b)(1)(i) of the Registration Statement for the Dividend Income Fund as follows (changed language emphasized):

Options Risk. Investments in options involve risks different from, or possibly greater than, the risks associated with investing directly in securities, including leverage risk, and tracking risk~~, and, in the case of over-the-counter options, counterparty default risk~~. Option positions may expire worthless, exposing the Fund to potentially significant losses. If the Fund writes options, it may receive a premium that is small relative to the loss realized in the event of adverse changes in the value of the underlying instruments. When the Fund utilizes options combinations, such as spreads, straddles, collars, or other strategies, the premium received for writing the call option may offset, in part, the premium paid to purchase the corresponding put option; however, these strategies may limit upside gains while not fully protecting against downside risks, and the cost of implementing them may reduce the Fund’s overall returns. To the extent a Fund writes options on individual securities that it does not hold in its portfolio (i.e., “naked” options), it is subject to the risk that a liquid market for the underlying security may not exist at the time an option is exercised or when the Fund otherwise seeks to close out an option position. Naked call options, in particular, have speculative characteristics and the potential for unlimited loss.

Comment 3: Please revise the “Options Risks” disclosure to provide an enhanced, plain English description of over-the-counter (“OTC”) options. The disclosure should clearly explain what OTC options are and outline any material liquidity risks associated with these instruments. In preparing your response, please consider the guidance set forth in SEC Release No. IC-32315 (October 13, 2016).

Response 3: While the Fund may invest in OTC options from time to time, after further consideration the Registrant has determined that it does not expect that the Dividend Income Fund’s investments in OTC options will constitute core components of the Fund’s principal investment strategy (the Registrant notes that it has made the same determination for each other Fund). Accordingly, the Registrant has revised the “Options Risk” disclosure in the principal risks section as shown in Response 2 above and has revised the principal investment strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Dividend Income Fund (and each other Fund, as applicable) as follows (added language emphasized and deleted language has been struck through):

Options Strategy: The Dividend Income Fund’s Options Strategy seeks to enhance income and manage portfolio volatility by primarily selling call options on broad-based securities indices, such as the S&P 500. When the Fund sells a call option, it receives a premium from the purchaser, granting the purchaser the right to participate in gains of the underlying index above a predetermined strike price until the option’s expiration. If the option is exercised, the Fund must pay the difference between the index price and the strike price. Options used by the Fund will generally ~~may~~ be exchange-traded, including Flexible Exchange Options (“FLEX Options”)~~, or over-the-counter (“OTC Options”)~~. FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”) and allow customization of terms such as exercise price, exercise style, and expiration date.

The Registrant has also revised the risk disclosure entitled “Special Risks of Over-the-Counter Options” in Item 16 of the Registration Statement with respect to the Funds as follows (added language underlined; deleted language struck through):

Special Risks of Over-the-Counter Options. Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, an OTC option~~s are~~ is a type of financial contract that is negotiated privately and directly between two parties, rather than being traded on a public exchange. ~~contracts between a Fund and its counter-party (usually a securities dealer or a bank) with no clearing organization guarantee.~~ Unlike exchange-traded options, which are standardized and backed by a clearing organization that guarantees the transaction, OTC options are custom contracts whose terms are set by the parties involved, typically a Fund and a financial institution such as a bank or securities dealer. There is no third-party clearinghouse involved to guarantee that each party fulfills its obligations under the contract. Thus, when the Fund purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counter-party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

A Fund’s ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists. There can be no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If a Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Comment 4: Please clarify whether frequent trading and portfolio turnover are core components of the Dividend Income Fund’s principal investment strategy. If so, revise the principal investments strategy disclosure to clearly state this.

Response 4: The Registrant has revised the principal investment strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Dividend Income Fund as follows (added language underlined; deleted language struck through):

In constructing the portfolio, Horizon may consider industry and position constraints to ensure sufficient diversification, as determined by Horizon. ~~Depending on market conditions, the Dividend Income Fund may at times focus its investments in particular sectors or areas of the economy.~~ The Dividend Income Fund may engage in frequent trading to achieve its objective and, depending on Horizon’s outlook and market conditions, may focus its investments in particular sectors or areas of the economy.

Horizon Core Equity ETF (the “Core Equity Fund”)

Comment 5: Please specify whether there is a market capitalization target or limitation for the equity components of the Core Equity Fund’s investment strategy. If there are any such targets or limitations, please disclose them. Otherwise, state that there are none. Please add disclosure of the risks associated with investments within the applicable market cap(s).

Response 5: The Registrant has revised the principal investment strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Core Equity Fund as follows (added language emphasized):

Principal Investment Strategies of the Core Equity Fund

The Core Equity Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing primarily in equity securities, including common stocks of U.S. companies, Real Estate Investment Trusts (REITs), and American Depository Receipts (“ADRs”) representing non-U.S. companies.

The Fund ’s investment adviser, Horizon Investments, LLC (“Horizon”), employs a flexible approach that combines active management and quantitative models to allocate the Fund’s portfolio among issuers, sectors, and/or factors (such as growth, value, momentum, quality, size, and volatility). Horizon selects securities believed to offer the highest projected return for a given level of risk, using a multi-disciplinary approach that includes economic, quantitative, and fundamental analysis. Horizon selects portfolio investments without restriction as to the issuer’s market capitalization.

The Registrant has revised the principal risk disclosure under Items 4(b)(1)(i) and 9(c) of the Registration Statement with respect to the Core Equity Fund to add the following additional risk disclosures:

Item 4(b)(1)(i):

Large Capitalization Company Risk. Large capitalization companies as a group could fall out of favor with the market, causing the Core Equity Fund to underperform investments that focus on small or mid-cap companies.

Smaller and Medium Issuer Risk. Small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In addition, small and medium capitalization companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Item 9(c):

Large Capitalization Company Risk. Large capitalization companies as a group could fall out of favor with the market, causing the Fund to underperform investments that focus on small or mid-cap companies. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

Smaller and Medium Capitalization Company Risk. Investments in small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small and medium-capitalization companies may have more price volatility, greater spreads between their bid and ask prices, significantly lower trading volumes, and cyclical or static growth prospects. Small-capitalization and medium-capitalization companies often have limited product lines, markets, and financial resources and may be dependent upon a relatively small management group. These securities may trade over-the-counter or on an exchange and may or may not pay dividends. In addition, small and medium capitalization companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Horizon Managed Risk ETF (the “Managed Risk Fund”)

Comment 6: Please specify whether there is a market capitalization target or limitation for the equity components of the Managed Risk Fund’s investment strategy. If there are any such targets or limitations, please disclose them. Otherwise, state that there are none. Please add disclosure of the risks associated with investments within the applicable market cap(s).

Response 6: The Registrant has revised the principal investment strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Managed Risk Fund as follows (added language emphasized):

Equity Strategy: The Managed Risk Fund’s Equity Strategy invests primarily in equity securities, including common stocks of U.S. companies and Real Estate Investment Trusts (REITs), and American Depositary Receipts (“ADRs”).

The Managed Risk Fund ’s investment adviser, Horizon Investments, LLC (“Horizon”), employs a flexible approach that combines active management and quantitative models to allocate the Fund’s portfolio among issuers, sectors, and/or factors (such as growth, value, momentum, quality, size, and volatility). Horizon selects securities believed to offer the highest projected return for a given level of risk, using a multi-disciplinary approach that includes economic, quantitative, and fundamental analysis. Horizon selects portfolio investments without restriction as to the issuer’s market capitalization.

The Fund may engage in frequent trading to achieve its objective and, depending on Horizon’s outlook and market conditions, may focus its investments in particular sectors or areas of the economy.

The Registrant has revised the principal risk disclosure under Items 4(b)(1)(i) and 9(c) of the Registration Statement with respect to the Managed Risk Fund to include the risk factors entitled “Large Capitalization Company Risk” and “Smaller and Medium Capitalization Company Risk” set forth in Response 5 above.

Comment 7: Please expand the risk discussion to include the specific risks associated with a managed risk aspects of the Managed Risk Fund’s strategy, including disclosure of the risks that the strategy: (i) may not protect against market declines; (ii) may limit the fund’s participation in market gains; (iii) may increase portfolio transaction costs; and (iv) and may not be successfully implemented in a timely manner.

Response 7: The Registrant has revised the principal risk disclosure under Items 4(b)(1)(i) and 9(c) of the Registration Statement with respect to the Managed Risk Fund to add the following additional risk disclosures:

Item 4(b)(1)(i):

Risk Assist® Strategy Risk. The ability of the Managed Risk Fund to meet its investment objective is directly related to Horizon’s ability to effectively allocate Fund assets to, and otherwise implement, the Risk Assist® Strategy. Implementing the Fund’s Risk Assist® Strategy may result in periods when the Fund is invested primarily or entirely in Cash Equivalents (as opposed to equity securities). There can be no guarantee that the Risk Assist® Strategy, including the ratchet function, will be successful in preventing losses in the Managed Risk Fund’s portfolio, particularly during periods of rapid or severe market declines. Because the Risk Assist® Strategy may be implemented in stages, the Managed Risk Fund may retain equity market exposure even during times when risk-reduction actions are being undertaken, which could result in losses not being avoided. To the extent that the Risk Assist® Strategy is implemented, the Managed Risk Fund may not participate fully in market gains or benefit from capital appreciation or income from equity securities. The implementation of the Risk Assist® Strategy may also result in higher portfolio turnover and increased transaction costs compared to funds that do not employ such strategies. If the Risk Assist® Strategy is not implemented in a timely or effective manner, the Managed Risk Fund may underperform. In addition, the portfolio managers’ analysis of economic trends or other factors may be incorrect and may not produce the intended results.

Item 9(c):

Risk Assist® Strategy Risk. The success of the Managed Risk Fund’s investment program is largely dependent on the effectiveness of Horizon’s proprietary Risk Assist® Strategy, which is designed to reduce exposure to equity market volatility through a systematic process that reallocates Fund assets among equity securities and cash equivalents based on quantitative signals. The ability of the Managed Risk Fund to achieve its investment objective will be materially influenced by Horizon’s skill in interpreting market conditions and implementing the Risk Assist® Strategy in a timely, disciplined, and accurate manner. There can be no assurance that the strategy will be implemented as intended, or that it will be successful in limiting downside risk or mitigating losses during adverse market conditions.

The Risk Assist® Strategy may result in the Fund holding a significant portion (or all) of its assets in cash, cash equivalents, or similar defensive instruments for extended periods. As a result, the Fund may forego positive returns during rising equity markets and may lag the performance of other funds that maintain consistent exposure to equities. Furthermore, the strategy may be implemented in stages and may not immediately eliminate equity market exposure when risk-reduction signals are triggered. During such times, the Fund may remain exposed to equity market losses notwithstanding the activation of the Risk Assist® Strategy.

The implementation of the Risk Assist® Strategy can contribute to higher portfolio turnover and increased trading costs, which may adversely affect Fund performance. In addition, Horizon’s methodology relies on the accuracy and timeliness of market data, quantitative indicators, and analytical models, all of which are subject to limitations, errors, and potential misinterpretation. If Horizon’s assumptions about market trends or risk conditions prove incorrect, or if the underlying models fail to capture critical shifts in market behavior, the Fund may experience significant losses and may not achieve its investment objective. The Fund’s performance may also suffer if Horizon delays or misapplies changes in asset allocation or otherwise fails to execute the strategy effectively.

Comment 8: Please consider revising the description of the Risk Assist® Strategy in the principal investment strategy section for improved clarity.

Response 8: After review, the Registrant has revised the principal investments strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Managed Risk Fund to remove certain language that provides an unnecessary level of technical detail, as set forth below (additions underlined; deletions struck through):

Risk Assist® Strategy: The Managed Risk Fund’s Risk Assist® Strategy seeks to reduce downside risk by adjusting the Fund’s exposure to equity markets during periods of increased market volatility or heightened risk, as determined by Horizon. Horizon will opportunistically allocate Fund assets between the Equity Strategy and the Risk Assist® Strategy in an effort to reduce downside risk. Although Horizon may elect to allocate 100% of the Fund’s assets to the Risk Assist® strategy, it is not required to. Instead, Horizon generally employs the Risk Assist® strategy in stages, and Horizon may elect to allocate between 0% and 100% of the Fund’s assets to the Risk Assist® strategy, depending on Horizon’s determination of current market risk

Under the Risk Assist® strategy, Horizon continually ~~measures~~monitors market conditions with a specific focus on ~~characteristics that indicate~~ indicators of abnormal or severe risk ~~conditions (~~, such as ~~increases in~~rising market volatility and ~~decreases in~~declining global equity ~~markets), in order to apply a~~ values. Based on its proprietary process ~~that prompts a~~, Horizon may then initiate a portfolio risk reduction ~~of the portfolio.~~ when certain thresholds are met.

~~The Fund~~Horizon typically ~~executes~~implements this ~~strategy~~risk reduction by ~~investing~~reallocating some portion (up to 100%) of ~~the Fund’st s~~the Fund’s portfolio ~~in~~to U.S. ~~Treasuries~~Treasury Securities or other C~~c~~ash ~~e~~Equivalents (each as defined below)~~, which may include, without limitation,~~. U.S. Treasury~~-focused securities, which~~ Securities may include, without limitation, Treasury bonds, Treasury notes, ~~Treasury Inflated Protection Securities (collectively, “U.S.~~and Treasury Inflation-Protected Securities~~”);~~ (TIPS); exchange -traded options on ~~U.S. Treasury Securities;~~ such securities; and repurchase agreements fully collateralized by ~~U.S. Treasury Securities; and~~them. Cash E~~e~~quivalents may include money market instruments~~, including~~ such as obligations of U.S. and foreign banks, corporate obligations, U.S. government ~~securities,~~and municipal securities, ~~repurchase agreements and~~ asset-backed securities, and repurchase agreements, each paying a fixed, variable, or floating interest rate ~~(collectively, “Cash Equivalents”); or~~ . The Fund may also invest in money market funds or ETFs that ~~invest in~~ primarily hold Cash Equivalents. ~~The Fund may invest in U.S. Treasury Securities without regard to~~ There is no limitation on the maturity or duration of the U.S. Treasury Securities in which the Fund may invest.

~~The Risk Assist® algorithm includes a process by which it systematically attempts to protect investment gains within the portfolio based on Horizon’s measures of perceived risk. The result of this process is referred to as a “ratchet”. To implement the ratchet, Horizon first determines the lowest portfolio value that portfolio declines the algorithm is calculated to accommodate during any 12-month period. As the Risk Assist® strategy portfolio value grows (typically when the portfolio has experienced 3-5% of appreciation, depending on market conditions), the Risk Assist® algorithm will increase (i.e., “ratchet” up) the value of the loss tolerance limit in an attempt to protect those gains.~~ The Risk Assist® Strategy is designed to mitigate significant declines in the Fund’s equity portfolio, aiming to preserve capital during market downturns while remaining positioned to participate in equity market recoveries. ~~, limiting potential future drawdowns portfolio declines from the new, higher base.~~

~~The Risk Assist® strategy is intended to mitigate large losses in the equity portion of the portfolio, aiming. By dynamically adjusting exposure based on perceived market risk, it seeks to preserve capital during market downturns while remaining positioned to participate inbenefit from equity market recoveries.~~

Comment 9: Please revise principal risk disclosure for the Managed Risk Fund to specifically address the risks associated with investments in U.S. Treasury securities, money market funds, and other investment companies.

Response 9: The Registrant has added the following risk disclosure under Item 4(b)(1)(i) and Item 9(c) of the Registration Statement with respect to the Managed Risk Fund:

Item 4(b)(1)(i):

U.S. Government Securities Risk. The Fund’s investment in U.S. government obligations may include securities issued or guaranteed as to principal and interest by the U.S. government, or its agencies or instrumentalities. Payment of principal and interest on U.S. government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. There can be no assurance that the U.S. government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so. In addition, U.S. government securities are not guaranteed against price movements due to changing interest rates.

Investments in Other Investment Companies Risk. The Fund may invest in the securities of other investment companies, such as mutual funds, closed-end funds, business development companies, and ETFs. These investments expose the Fund to the risks of the underlying funds, including the risk that those funds may not achieve their investment objectives or may underperform. The Fund will also bear its proportionate share of fees and expenses of the underlying funds, which may increase overall costs. Regulatory limits may restrict the Fund’s ability to invest in other funds.

Money Market Fund Risk. An investment in a money market fund is not a bank deposit and is not insured or guaranteed by any bank or any government agency. It is possible for the Fund to lose money by investing in money market funds. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments held by the money market fund.

Item 9(c):

Investments in Other Investment Companies Risk. A Fund may invest in the securities of other investment companies, including exchange-traded funds (“ETFs”), mutual funds, closed-end funds, and business development companies (“BDCs”). These investments subject the Fund to the risks of the underlying funds, including the risk that an underlying fund may not achieve its investment objective, may underperform its benchmark or the market, or may experience investment losses. The Fund’s performance will be influenced by the allocation of assets among these underlying funds and by the strategies and risks of the underlying funds, in direct proportion to the Fund’s exposure.

Underlying funds may use investment techniques such as statistical sampling and may not perfectly replicate the performance of their target index or investment strategy, leading to tracking error. Factors such as fees, transaction costs, liquidity constraints, market conditions, fund flows, and valuation times can also cause deviations from expected performance. There is a risk that an underlying fund may terminate unexpectedly, lack liquidity, or experience significant market discounts or premiums, which could adversely affect the Fund.

Investments in BDCs and closed-end funds can involve additional risks due to less liquidity, limited public information, more concentrated portfolios, and the use of leverage, all of which can increase volatility and the potential for losses. The Fund will bear its proportionate share of fees and expenses of the underlying funds, resulting in layered costs for shareholders. In addition, regulatory limitations under the Investment Company Act of 1940 may restrict the Fund’s ability to invest in other investment companies as desired, which could affect investment flexibility and performance.

Horizon Core Bond ETF (the “Core Bond Fund”)

Comment 13: As the Fund’s name includes the term “bond,” please revise the Core Bond Fund’s principal investment strategy disclosure to include a policy to invest, under normal circumstances, at least 80% of the Fund’s assets in bonds, consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940. Please also provide the principal terms of the Fund’s 80% policy.

Response 13: The Registrant has revised the disclosure under Item 4(a)(1) of the Registration Statement with respect to the Core Bond Fund as follows (added language emphasized):

Core Bond Strategy: The Fund’s Core Bond Strategy invests primarily in investment grade, U.S. dollar-denominated, fixed-rate taxable Fixed Income Instruments. The Fund's investment adviser, Horizon Investments, LLC (“Horizon”), selects and weights Fixed Income Instruments using a flexible approach that combines active management and quantitative models to allocate the Fund’s portfolio. The Fund’s strategy is driven by a systematic approach that evaluates measures of past return and risk to identify Fixed Income Instruments determined by Horizon to exhibit favorable risk and return characteristics.

Horizon defines Fixed Income Instruments as including: (i) any debt or debt-related securities, income producing securities, and other instruments or evidences of indebtedness, including bonds, bills, notes (including structured notes), loans, money market instruments, mortgage and asset backed securities, and preferred stocks, and derivative instruments (including options) related thereto; and (ii) other investment companies that invest primarily in the foregoing instruments. While the Fund may invest in any Fixed Income Instruments, it expects to invest primarily in ETFs and options. There is no limitation on the maturity of Fixed Income Instruments in which the Fund may invest.

Under normal circumstances, the Core Bond Fund will invest not less than 80% of the value of its net assets (plus the amount of borrowings for investment purposes) in Fixed Income Instruments. The Fund may engage in frequent trading to achieve its objective and, depending on Horizon’s outlook and market conditions, may focus its investments in particular sectors or areas of the economy.

Comment 14: Please revise the principal investment strategy disclosure to disclose any maturity parameters applicable to the Core Bond Fund’s bond investments, or state if none are imposed.

Response 14: Please see the second paragraph of the revised disclosure set forth above in Response 13 (responsive language emphasized).

Comment 15: Please revise the principal risk disclosure for the Core Bond Fund to specifically address the risks associated with the Core Bond Fund’s investments in other investment companies.

Response 15: The Registrant has added the risk disclosures entitled “Investments in Other Investment Companies Risk” that are included in Response 9 above under Item 4(b)(1)(i) and Item 9(c) of the Registration Statement with respect to the Core Bond Fund.

Horizon Flexible Income ETF (the “Flexible Income Fund”)

Comment 16: We note that the Flexible Income Fund’s investment objective references “total return,” while the Fund’s name includes “income.” Please confirm whether the investment objective encompasses both income and capital appreciation and ensure that the principal investment strategy disclosure is consistent with the Fund’s investment objective.

Response 16: After further consideration, the Registrant has determined to change the investment objective of the Flexible Income Fund. Accordingly, the Registrant has revised the investment objective disclosure under Item 2 of the Registration Statement with respect to the Flexible Income Fund as follows (added language underlined; deleted language struck through):

Investment Objective

The Horizon Flexible Income ETF (the “Flexible Income Fund” or the “Fund”) seeks to provide ~~total return~~ current income.

Comment 17: Please revise the principal investment strategy disclosure for the Flexible Income Fund to include information regarding any maturity parameters, if applicable.

Response 17: The Registrant has revised the principal investment strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Flexible Income Fund as follows (added language emphasized):

Principal Investment Strategies of the Flexible Income Fund

The Flexible Income Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing primarily in non-investment grade (commonly referred to as “high yield” or “junk”) Fixed Income Instruments. The Fund’s Fixed Income Instruments may include: (i) debt or debt-related securities, income producing securities, and other instruments or evidences of indebtedness, including bonds, bills, notes (including structured notes), loans, money market instruments, mortgage and asset backed securities, and preferred stocks, and derivative instruments (including options) related thereto; and (ii) other investment companies that invest primarily in the foregoing instruments. While the Fund may invest in any Fixed Income Instruments, it expects to invest primarily in ETFs and options. There is no limitation on the maturity of Fixed Income Instruments in which the Fund may invest.

Comment 18: To the extent that the Flexible Income Fund expects to focus its investments in a specific sector or sectors, please include disclosure of the material risks associated with investments within those sectors.

Response 18: While the Fund may focus its investments in a particular sector or sectors of the economy from time to time, at the present time the Registrant does not expect that the Fund’s investments will be focused in a specific sector or sectors. The Registrant will continue to monitor its sector exposure and will update the principal risk disclosure from time-to-time, as appropriate. The Registrant has revised the second paragraph of the principal investment strategy disclosure with respect to the Flexible Income Fund as follows (added language emphasized):

The Fund’s adviser, Horizon Investments, LLC (“Horizon”), manages the Fund’s allocation among these types of investments based on a proprietary risk timing model that is designed to adjust notional exposure levels according to market conditions. Horizon’s model is designed to increase exposure when market conditions appear favorable for high-yield bonds and reduce exposure when conditions appear less favorable, seeking to enhance total return while managing downside risk. The Fund may engage in frequent trading to achieve its objective and, depending on Horizon’s outlook and market conditions, may focus its investments in particular sectors or areas of economy.

Comment 19: Please revise principal risk disclosure for the Flexible Income Fund to specifically address the risks associated with investments in U.S. Treasury securities, money market funds, and other investment companies.

Response 19: The Registrant has added the risk disclosure included in Response 9 above under Item 4(b)(1)(i) and Item 9(c) of the Registration Statement with respect to the Flexible Income Fund.

Horizon NASDAQ 100 Defined Risk Fund (the “Nasdaq-100 Fund”)

Comment 20: Please revise the principal investment strategy disclosure to clarify the risk management aspects of the Nasdaq-100 Fund’s strategy at the beginning of the disclosure.

Response 20: The Registrant has revised the disclosure under Item 4(a)(1) of the Registration Statement with respect to the Nasdaq-100 Fund as follows (added language underlined; deleted language struck through):

Principal Investment Strategies of the Nasdaq-100 Fund

The Nasdaq-100 Fund is an actively managed exchange-traded fund (“ETF”). Horizon Investments, LLC (“Horizon” or the “Adviser”) seeks to achieve the Fund’s investment objective by: (i) investing primarily in Flexible Exchange Options (“FLEX Options”) that provide exposure to the Nasdaq-100 Index and (ii) implementing an options-based strategy that seeks to generate income, manage volatility and reduce downside risk (“Risk Management Strategy”).

FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). Terms that can be customized for FLEX Options include exercise price, exercise styles, and expiration dates.

~~Options. Options strategies used for the Fund~~ Risk Management Strategy: The Fund’s Risk Management Strategy will primarily consist of establishing “collars,” which involve combining a written call option or call spread with a purchased put option or put spread on the same underlying security.

To implement an options collar, the Fund will typically write a call option or call spread on the underlying security with a strike price above the current price of the underlying security and purchase a corresponding put option or put spread on the same underlying security with a strike price below the current price of that security. The written call option or call spread is designed to generate premium income, while the purchased put option or put spread provides downside protection against declines in the underlying security.

. . .

Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, in options on the Nasdaq-100 Index and/or other securities that constitute the Nasdaq-100 Index. For the purpose of this 80% policy, securities that constitute the Nasdaq-100 Index include the common stock of companies comprising the Nasdaq-100 Index, exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”) that track the Nasdaq-100 Index, and options on the Nasdaq-100 Index. The Fund considers its investment in derivatives when determining its compliance with this policy.

The Fund may engage in frequent trading to achieve its objective. The Fund will concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or group of identified industries to approximately the same extent that the Nasdaq-100® Index concentrates in the securities of a particular industry or group of industries. As of March 31, 2025, a significant portion the Nasdaq-100® Index was represented by securities of companies in the technology sector. The degree to which components of the Nasdaq-100® Index represent certain sectors or industries may change over time.

Comment 21: Please expand the principal risk disclosure to include the specific risks associated with the risk management aspects of the Nasdaq-100 Fund’s strategy, including disclosure of the risk that the strategy: (i) may not protect against market declines; (ii) may limit the fund’s participation in market gains; (iii) may increase portfolio transaction costs; and (iv) and may not be successfully implemented in a timely manner.

Response 21: The Registrant has added the following risk disclosure under Items 4(b)(1)(i) and 9(c) of the Registration Statement with respect to the Nasdaq-100 Fund:

Item 4(b)(1)(i):

Risk Management Strategy Risk. The Fund’s ability to achieve its investment objective depends on Horizon’s effectiveness in implementing the Fund’s Risk Management Strategy, which primarily consists of establishing options collars (combining written call options or call spreads with purchased put options or put spreads) on the Fund’s underlying securities. While this strategy seeks to limit downside risk and generate income through option premiums, it may not fully protect the Fund against market declines. Losses may exceed the protection provided by the purchased put options if the market experiences a rapid or severe drop, if the options do not move in sync with the underlying securities, or if there are unfavorable changes in options pricing or liquidity. In addition, the use of written call options or call spreads limits the Fund’s ability to participate in market gains above the strike price of those calls. Implementing the collar strategy may also increase the Fund’s portfolio turnover and result in higher transaction costs, including option premiums and commissions. The success of the strategy depends on Horizon’s ability to accurately assess market conditions and options pricing; if these assessments are incorrect, the strategy may not achieve its intended results and the Fund may underperform.

Item 9(c):

Risk Management Strategy Risk. The Fund’s investment performance is materially dependent on the effectiveness of Horizon’s Risk Management Strategy, which seeks to reduce volatility and limit downside exposure through the use of options-based collar strategies. These strategies generally involve the simultaneous writing of call options or call spreads and the purchase of put options or put spreads on the Fund’s underlying equity securities. There is no guarantee that the strategy will be successful in limiting risk, generating income, or enhancing risk-adjusted returns.

Although collars are intended to reduce the magnitude of losses during periods of market decline, they may not protect the Fund’s portfolio in all circumstances. The value and effectiveness of the purchased put options may be reduced if the market decline is sharp, nonlinear, or accompanied by adverse changes in volatility or liquidity conditions. Moreover, if the options used in the collar do not maintain a close correlation with the performance of the underlying securities, the protection may be materially less effective than anticipated. In rapidly falling markets, the Fund may also face losses that exceed the protection afforded by the put options, particularly if the positions are not appropriately sized, calibrated, or rebalanced in response to market conditions.

The written call options or call spreads used in the strategy limit the Fund’s ability to benefit from appreciation in the value of the underlying securities above the applicable strike price. This may cause the Fund to underperform in rising equity markets or during periods of sharp upward momentum. In addition, options strategies generally increase portfolio turnover, and their implementation involves transaction costs, including option premiums, bid-ask spreads, and brokerage commissions, which may erode returns. The Fund may also experience reduced liquidity or unfavorable pricing in the options markets during periods of market stress or dislocation.

The success of the Risk Management Strategy depends heavily on Horizon’s ability to correctly assess equity market trends, volatility conditions, and options pricing relationships. This includes determining the appropriate strike prices, tenors, and option structures to align with the Fund’s investment objectives and risk tolerances. If Horizon’s assessments prove inaccurate or if the strategy is not implemented or adjusted in a timely manner, the Fund may not achieve the intended risk mitigation or income generation benefits. In such cases, the Fund may experience increased volatility, higher costs, or reduced performance relative to other investment strategies that do not employ options-based risk management techniques.

Comment 22: Please revise the disclosure in the principal investment strategy section to clarify the meaning of “instruments that provide exposure or reference to the NASDAQ 100,” specifically with respect to how “reference” is defined and applied for purposes of the Fund’s 80% investment policy.

Response 22: Please see the second to last paragraph of the revised principal investment strategy disclosure set forth above in Response 20 (responsive language emphasized).

Comment 23: Please revise the Prospectus to include a concentration disclosure consistent with Item 4(a)(1) of Form N-1A, identifying any industry concentration currently present in the relevant index. In addition, to the extent the index is currently concentrated in an industry or group of industries, please disclose the risks associated with investments within this industry or group of industries.

Response 23: Please see the last paragraph of the revised principal investment strategy disclosure set forth above in Response 20 (responsive language emphasized). In addition, the Registrant has added the following risk disclosure under Items 4(b)(1)(i) and 9(c) of the Registration Statement with respect to the Nasdaq-100 Fund :

Item 4(b)(1)(i):

Technology Sector Risk. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the Fund’s investments in this sector. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller and emerging companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

Item 9(c):

Technology Sector Risks. Investments in technology companies and companies that rely heavily on technological advances involve significant risks that may adversely affect the Fund’s performance and operations. Market or economic factors impacting the technology sector—including rapid technological innovation, frequent product cycles, and evolving consumer preferences—can materially influence the value of the Fund’s investments in this area. The stocks of technology companies, particularly those of smaller or emerging firms, tend to be more volatile than the broader market due to the sector’s sensitivity to several key risks.

Technology companies often operate in highly competitive markets characterized by continual innovation and short product life cycles. Companies that fail to anticipate or adapt to technological change may experience significant declines in market share, profitability, and stock price. The technology sector is also subject to extensive domestic and international regulation, including with respect to data privacy, intellectual property, antitrust, and export controls. Changes in government regulation, enforcement actions, or international trade policy can adversely affect technology companies’ operations and profitability. Companies in the technology sector face intense competition, including from foreign competitors who may benefit from lower production costs or more favorable regulatory environments. Increased competition can lead to pricing pressures, reduced profit margins, or loss of market leadership.

Additionally, technology companies are heavily dependent on the protection and enforcement of intellectual property rights, including patents, copyrights, trademarks, and trade secrets. The loss, impairment, or challenge of these rights may adversely impact a company’s competitive position, profitability, and value. Both technology companies and the Fund’s own operations are subject to risks arising from cybersecurity incidents, system failures, and reliance on digital infrastructure and third-party service providers. Such risks may result in business interruptions, data breaches, financial losses, reputational harm, and increased regulatory scrutiny.

Technology companies also often compete for highly skilled personnel. Dramatic and unpredictable changes in growth rates can intensify competition for qualified employees and make talent retention difficult, potentially impairing a company’s ability to innovate or execute its business strategy. As a result of these factors, stocks of technology companies and companies that rely heavily on technology may experience greater price volatility than the overall market, and their valuations may fluctuate widely in response to sector-specific developments or broader economic trends.

Horizon Digital Frontier Fund (the “Digital Frontier Fund”)

Comment 24: The Staff’s position is that inclusion of the term “Digital” in the Digital Frontier Fund’s name suggests a particular type of investment or investments in a particular industry under Rule 35d-1. Please revise the principal investment strategy disclosure to add an 80% investment policy for the Digital Frontier Fund pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”).

Response 24:

The Registrant disagrees that the term “Digital” suggests that the Fund invests in a particular type of investment or investments in a particular industry or group of industries.

In adopting the Names Rule in 2001, the SEC informed the industry that the 80% policy requirement does not apply to fund names that merely “incorporate terms that connote types of investment strategies” or expansive conceptual names that suggest “a particular type of diversification among different investments”, such as “balanced”, “global” or “international.”1 As a general matter, the SEC stated in the original adopting release that “[i]n determining whether a particular name is misleading, the Division [of Investment Management] will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”2

The Registrant submits the term “Digital” does not make reference to a recognized investment type, asset class, industry classification, sector, issuer type, or geographic area. Instead, it is a broad, conceptual phrase without a specific, established meaning in the investment context or within any regulatory or industry standard. The Registrant does not believe that a reasonable investor could determine from use of the term “Digital” in the Fund’s name what types of investments the Fund intends to invest. For example, a reasonable investor could not determine, based merely on the use of the term “Digital” in the Fund’s name, whether the Fund intends to invest in: computer hardware manufacturers; software development companies; artificial intelligence developers; digital assets; digital asset infrastructure; e-commerce companies; mobile phone network providers; communications, telehealth, or fintech companies; online gaming, sports betting or dating companies; cybersecurity companies; information technology companies; companies engaged in activities in the use, manipulation, transmission, and storage of data; companies that automate factory lines; companies that make consumer electronics, such as virtual reality experiences; or companies that focus on vehicle or aviation electronics. This is supported by the fact that the Global Industry Classification Standard (GICS) does not have a “digital company” industry. While the term “Digital” when used in conjunction with certain other terms (e.g., “Digital Assets”) may suggest a particular meaning, “Digital” by itself does not connote a specific type of investment, nor does the term’s use in conjunction with the term “Frontier.”

In current market practice, funds with names using broad, undefined thematic terms have not been required to adopt an 80% policy, absent further specificity. The Registrant notes that the Staff has permitted a variety of registrants to use the term “Digital” in a fund’s name to refer to a multitude of industries, including “Digital Payments”, “Digital Banking”, “Digital Health”, “Digital Media”, “Digital Infrastructure”, and “Digital Entertainment”, among others, demonstrating that the varied usage of “Digital” in such funds’ names reinforces that the term “Digital” cannot be construed to refer to a particular industry or type of investment. The Registrant also notes that several funds use the term “digital” to connote their availability in the broader blockchain ecosystem. The Registrant further notes that there have been several funds since at least 2022 that have had effective registration statements that included the term “Digital” in their names without adopting 80% policies: VIT J.P. Morgan Digital Evolution Strategy Fund; Pacer Data and Digital Revolution ETF; Fidelity Treasury Digital Liquidity Fund; Defiance Digital Revolution ETF; and several series of the WisdomTree Digital Trust, including WisdomTree Siegel Longevity Digital Fund and WisdomTree 500 Digital Fund.

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at 8514 and n.42.
[2]	Id. at 8514.

Amended Rule 35d-1 (Adopted 2023; Compliance Date Pending): The Registrant also submits that use of the term “Digital” will not require an 80% investment policy under the Amended Names Rule (the compliance date for which has not yet occurred). Under the Amended Names Rule, the scope of fund names requiring an 80% policy is expanded to include those that “suggest that the fund focuses in investments that have, or whose issuers have, particular characteristics.” However, the SEC has stated with respect to the foregoing that: “[t]here could be reasonable questions, however, about whether other thematic terms suggest a focus in a particular type of investment, or in investments in a particular industry or group of industries . . . because a thematic term may be narrower or more expansive than an “industry” may be commonly understood (e.g., drones, “smart cities,” metaverse, “big data”) . .. . [a]nd there are certain thematic terms that we believe most practitioners would not consider to suggest a focus in a type of investment, or a focus in a particular industry or group of industries (e.g., terms suggesting demographic characteristics such as “millennial” or “Gen Z,” or political, economic, or historical themes such as “biothreat,” “gig economy,” “meme stocks,” or “post-Corona”).3

In the Registrant’s view, “Digital”, while thematic, is not a reference to a “thematic investment focus” defined by reference to any specific sector, industry, or investment characteristic and does not, by itself, communicate a clear and uniform set of investment characteristics. Rather, it is an expansive thematic term that may reasonably encompass a range of investment types and issuers, and therefore does not meet the threshold for triggering the 80% policy requirement under the expanded scope of the Amended Names Rule.

Accordingly, the Registrant respectfully submits that the name “Digital Frontier Fund” does not require the adoption of an 80% investment policy under either the current or amended Rule 35d-1. The Registrant remains committed to providing clear and comprehensive disclosure regarding the Fund’s investment strategy and will continue to monitor SEC guidance to ensure compliance.

Comment 25: Please revise the principal investment strategy disclosure to clarify whether there is a target allocation between domestic and foreign (non-U.S.) investments. If there is no target allocation, please state this in the disclosure.

Response 25: The Registrant has revised the fourth paragraph of the principal investment strategy disclosure for the Digital Frontier Fund as follows (added language underlined; deleted language struck through):

The Fund’s investments may include common stocks, American Depositary Receipts (“ADRs”) and securities of other ETFs. The Fund’s investments in foreign securities will be in both developed and emerging markets. Horizon selects portfolio investments without restriction as to the issuer country, market capitalization or currency denomination and does not maintain a target allocation for the Fund between domestic and foreign investments. ~~The Fund may invest in companies of any market capitalization~~. The Fund may engage in frequent trading to achieve its objective and, depending on Horizon’s outlook and market conditions, may focus its investments in particular sectors or areas of economy, including, without limitation, the technology sector.

[3]	See Investment Company Names, Investment Company Act Release No. 3500 (Sept. 20, 2023) at pg. 31-32

Comment 26: We note the following statement in the Digital Frontier Fund’s principal investment strategy disclosure: “These companies may include, without limitation, those involved with the development of technologies related to artificial intelligence, automation, quantum computing and digital assets.” Please revise the principal investment strategy disclosure to add additional context regarding how the Fund determines if a company is “involved” with the development of these technologies.

Response 26: The Registrant has revised the first two paragraphs of the principal investment strategy disclosure under Item 4(a)(1) of the Registration Statement with respect to the Digital Frontier Fund as follows (added language emphasized):

Principal Investment Strategies of the Digital Frontier Fund

The Digital Frontier Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing primarily in equity securities of U.S. and foreign (non-U.S.) companies that offer exposure to emerging technologies that are in various phases of development. These companies may include, without limitation, those involved with the development of technologies related to artificial intelligence, automation, quantum computing and digital assets.

The Fund’s investment adviser, Horizon Investments, LLC (“Horizon”) considers a company to be involved with the development of emerging technologies if the company derives a substantial portion of its revenues or profits from, or commits significant capital expenditures or resources to, the research, experimentation, design, engineering, construction, fabrication, deployment, or commercialization of emerging technologies, including, without limitation, companies advancing machine learning, deep learning, natural language processing, computer vision, robotics, advanced manufacturing, industrial automation, autonomous systems, quantum computing hardware and software, blockchain applications, cryptocurrency infrastructure, or other technologies.

. . .

Comment 27: We note the statement in the principal investment strategy disclosure that “Horizon utilizes both quantitative and qualitative tools to identify and select companies within each phase, as well as to determine the Fund’s overall exposure among the four phases of development.” Please revise the disclosure to provide more information about the types of factors considered with these quantitative/qualitative tools.

Response 27: The Registrant has revised the second (now fourth) paragraph of the Digital Frontier Fund’s principal investment strategy disclosure as follows (added language underlined; deleted language struck through):

Horizon utilizes ~~both quantitative and qualitative tools~~ a multi-disciplinary approach that combines active management with economic, quantitative, and fundamental analysis (e.g., factors such as growth, value, momentum, quality, size, and volatility) to identify and select companies within each phase, as well as to determine the Fund’s overall exposure among the four phases of development. The Adviser expects this exposure will result in a portfolio of investments with an aggressive risk/return profile, and as a result, expects that the Fund may outperform in strong up markets for U.S. equities, but underperform in down markets.

Comment 28: Please revise the principal risk disclosures for the Digital Frontier Fund to include a principal risk factor addressing the risks associated with the Fund’s exposure to the technology sector, to the extent the Fund may have significant investments in technology-related companies.

Response 28: The Registrant has added the risk disclosure included in Response 23 above under Item 4(b)(1)(i) and Item 9(c) of the Registration Statement with respect to the Digital Frontier Fund.

Comment 29: We note the inclusion in the principal risk disclosure of a risk factor relating to investments in money market funds. Please confirm whether investments in money market funds are expected to be a part of the Digital Frontier Fund’s principal investment strategy and, if so, update the principal investment strategy disclosure accordingly.

Response 29: The Registrant does not anticipate that investments in money market funds will be a part of the Digital Frontier Fund’s principal investment strategy. Accordingly, the Registrant has removed “Money Market Fund Risks” from Item 4(b)(1)(i) with respect to the Digital Frontier Fund.

Comment 30: Please revise the principal risk disclosure for the Digital Frontier Fund to specifically address the risks associated with the Fund’s investments in U.S. Treasury securities and other investment companies.

Response 30: The Registrant has added the risk disclosures entitled “U.S. Government Securities Risk” and “Investments in Other Investment Companies Risk” that are included in Response 9 above under Item 4(b)(1)(i) and Item 9(c) of the Registration Statement with respect to the Digital Frontier Fund.

Comment 31: Please review the table outlining the risk factors for each Fund to identify and eliminate any duplicative risk factor references, and confirm that the categorization of government risk, money market fund risk, and equity market/securities risk is accurate and consistent throughout the disclosure.

Response 31: The Registrant has reviewed the risk factor table and revised accordingly. The updated table is as follows:

Risk Factor	Dividend Income Fund	Core Equity Fund	Managed Risk Fund	Core Bond Fund	Flexible Income Fund	Nasdaq-100 Fund	Digital Frontier Fund
Management Risk	✅	✅	✅	✅	✅	✅	✅
Market Risk	✅	✅	✅	✅	✅	✅	✅
Fixed Income Risk			✅	✅	✅
High-Yield Bond Risk					✅
Dividend Yield Risk	✅
Equity Securities Risk	✅	✅	✅		✅	✅	✅
ADR Risk		✅	✅				✅
Foreign Securities Risk							✅
Large Capitalization Company Risk	✅	✅	✅			✅
Smaller and Medium Isser Risk		✅	✅				✅
REIT Risk		✅	✅
Emerging Technologies Risk							✅
Technology Sector Risk						✅	✅
Cryptocurrency Risk							✅
Quantitative Model Risk	✅	✅	✅	✅	✅	✅	✅
Domestic Strategy Risk	✅	✅	✅	✅	✅	✅	✅
Options Risk	✅	✅	✅	✅	✅	✅	✅
Sector and Focus Risk	✅	✅	✅	✅	✅	✅	✅
Index Exposure Risk						✅

Risk Factor	Dividend Income Fund	Core Equity Fund	Managed Risk Fund	Core Bond Fund	Flexible Income Fund	Nasdaq-100 Fund	Digital Frontier Fund
ETF Risk	✅	✅	✅	✅	✅	✅	✅
Non-Diversification Risk							✅
Frequent Trading and Portfolio Turnover Risk	✅	✅	✅	✅	✅	✅	✅
Operational and Technology Risk	✅	✅	✅	✅	✅	✅	✅
New Fund Risk	✅	✅	✅	✅	✅	✅	✅
Money Market Fund Risks			✅	✅	✅
U.S. Government Securities Risk			✅	✅	✅		✅
Investments in Other Investment Companies Risk			✅	✅	✅		✅
Risk Assist® Strategy Risk.			✅
Risk Management Strategy Risk						✅

Statement of Additional Information (SAI)

Comment 32: We note the disclosure under Item 16 in the SAI that “Each of the Funds is a separate diversified series of Horizon Funds.” Please confirm whether the Digital Frontier Fund is non-diversified and, if appropriate, revise the disclosure.

Response 32: The Registrant confirms that the Digital Frontier Fund intends to operate as a non-diversified fund. The updated disclosure is provided below (added language emphasized):

Each Fund is classified as a diversified series, except for the Digital Frontier Fund, which is classified as non-diversified.

Comment 33: As a fundamental policy, the SAI indicates the Nasdaq-100 Fund may concentrate its investments “to a similar extent” as the NASDAQ 100 Index. Please revise this language in accordance with SEC guidance and no-action positions regarding index-tracking/focused funds and concentration restrictions.

Response 33: The Registrant has revised the Funds’ fundamental investment restriction on concentration as follows (added language underlined; deleted language struck through):

Invest 25% or more of the value of its total assets in any one industry or group of industries, except that the Horizon Nasdaq-100 Defined Risk Fund will have economic exposure that is concentrated to approximately the same ~~a similar~~ extent as the Nasdaq-100 Index. This limitation does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or repurchase agreements secured by U.S. Government securities.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner